FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: September 4, 2007	By: /s/ Lorna MacGillivray Lorna MacGillivray Corporate Secretary and General Counsel

NEWS RELEASE

GLENCAIRN GOLD CORPORATION

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: GGG, GGG.WT
September 4, 2007	AMEX: GLE

Glencairn Gold Reports Settlement of Blue Hill Litigation

Glencairn Gold Corporation reports that it has reached a final settlement of litigation in both the State of Maine and in Ontario regarding remediation of the Blue Hill site in Maine. Under this settlement, Glencairn will pay US$1,000,000 by October 31, 2007 and will be entitled to benefit from the settlement previously reached between Kerramerican, Inc. which operated the former zinc mine in the 1970’s and the State of Maine, pursuant to which approximately US$12,000,000 was paid into a single purpose entity established to carry out remediation on the site. Glencairn was joined in a Complaint filed by the State of Maine in 2004 and in turn initiated a court proceeding in Ontario for indemnification under the 1970’s joint venture agreement. Glencairn expects to finance this settlement through the sale of marketable securities held by the Company.

“The Blue Hill litigation has been ongoing since 2004 and this settlement represents an important conclusion as Glencairn continues to resolve outstanding issues” said Peter Tagliamonte, President and CEO. “We are continuing on our program throughout the company of reducing expenditures and managing our cash flow in a prudent and responsible manner”.

As a result of the closing of the Bellavista Mine in July 2007 and the resulting cash flow implications from the loss of revenue from the mine, Glencairn has suspended all exploration activities, reduced the number of employees, cut capital expenditure programs, extended payables where possible, and eliminated discretionary expenditures. Cash on hand and cash flows from operations of the Company’s sole operating mine, Limon, are not sufficient to fund the Company’s ongoing needs. Accordingly, in addition to the Company’s cash preservation plans, which include aggressive cost cutting measures, the Company will require additional funding which may include the sale of assets or equity or debt financing. While the Company has been successful in the past in raising funds, there can be no assurance it will be able to raise sufficient funds in the future.

For further information, please contact:

Peter W. Tagliamonte, President/CEO Glencairn Gold Corporation 416-860-0919 ir-info@glencairngold.com	Lorna D. MacGillivray, Secretary/General Counsel Glencairn Gold Corporation 416-860-0919 ir-info@glencairngold.com	Tina Cameron Renmark Financial Communications Inc. 514-939-3989 tcameron@renmarkfinancial.com

Cautionary Note Regarding Forward-Looking Statements: This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, expectation that a solution to the ground movement at Bellavista will be found, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as

“plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the sectionntitled “General Development of the Business – Risks of the Business” in the Company’s annual information form for the year ended December 31, 2006 on file with the securities regulatory authorities in Canada and the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities.